Exhibit 2.1

Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

Rights Attached to Ordinary Shares

Dividend rights.  Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare dividends in accordance with the provisions of the Israeli Companies Law as mentioned above. See Item 8.A. “Financial Information – Consolidated and Other Financial Information – Dividend Distribution Policy”. If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The quorum required for any meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least one-third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

Under our articles of association, any resolution, including resolutions amending our memorandum of association or articles of association, winding-up, authorization of a class of shares with special rights, or other changes as specified in our articles of association, requires approval of the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting thereon.

Pursuant to the Israeli Companies Law and our articles of association, our directors (other than external directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our board of directors (except the external directors) may be re-elected upon completion of their term of office. For information regarding the election of external directors, see Item 6. “Directors, Senior Management and Employees – Board Practices — Election of Directors.”

Rights to share in our company’s profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.

Rights to share in surplus in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Liability to capital calls by our company. Under our memorandum of association and the Israeli Companies Law, the liability of our shareholders is limited to the par value of the shares held by them.

Limitations on any existing or prospective major shareholder. See Item 6. “Directors and Senior Management –Board Practices - Approval of Related Party Transactions Under Israeli Law.”

Changing Rights Attached to Shares

According to our articles of association, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting thereon.

Annual and Extraordinary Meetings

Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. The agenda of the annual meeting includes discussing the financial statements and the report of the board of directors and may also include the appointment of directors and independent auditors as well as other issues. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, at its discretion, convene additional meetings as “special general meetings”. With respect to “special general meetings" notice of at least 35 days prior to the date of the meeting is required. In addition, the board of directors must convene a special general meeting upon (1) the demand of two of the directors or 25% of the nominated directors; and (2) one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the merger transaction. The approval of the board of directors of both companies is subject to such boards’ confirmations that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Under the Israeli Companies Law, our articles of association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder.  See also Item 6. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

Disclosure of Shareholders Ownership

The Israeli Securities Law, 5728‑1968 and regulations promulgated thereunder contain various provisions regarding the ownership threshold above which shareholders must disclose their share ownership. However, these provisions do not apply to companies, such as ours, whose shares are publicly traded in Israel as well on NASDAQ.  We are required pursuant to the Israel Securities Law (“ISA”) and the regulations promulgated thereunder to submit to the Israeli Securities Authority and the TASE, through a public immediate report, among other things, all information that we receive from our shareholders regarding their shareholdings in our company, provided that such information was published or is required to be published under applicable foreign law.

Changes in Our Capital

The board of directors has the right to issue shares. Changes in our capital are subject to the approval of the shareholders at a general meeting by a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting thereon.

There are no restrictions on the rights of non-resident or foreign shareholders to hold or vote our ordinary shares.